FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2013 No. 7

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On May 30, 2013, the registrant announced a Proposed Equity Rights Distribution. This announcement is being incorporated by reference into the Company's effective registration statements and its registration statement on Form F-3 Reg. No. 333-187858.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 30, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces Proposed Equity Rights Distribution

Israel Corporation, a Major Shareholder, Has Committed to Exercise in Full and Invest
Approximately $18 Million

MIGDAL HAEMEK, Israel — May 30, 2013 — Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), the global specialty foundry leader, announced today a proposed distribution of rights to purchase Company equity securities to an amount of $60 million. The opportunity to participate in this rights offering will be granted to all of Tower's shareholders, as well as holders of its capital notes and certain options and holders of the Company’s warrants, as of the record date, yet to be determined, excluding holders of Series 7 Warrants and Series F bonds which will receive an adjustment to the amount of shares issuable upon exercise or conversion of these securities following the offering in accordance with the terms of their securities.

Israel Corporation Ltd., a major shareholder of the Company, has committed to exercise all the rights distributed to it in full and invest approximately $18 million, representing its belief in TowerJazz.

The distribution of the rights is anticipated to be effected pursuant to prospectus supplements to be filed by Tower in Israel and the United States, as soon as reasonably practicable after the effective date of a registration statement initially filed by Tower with the United States Securities and Exchange Commission (SEC) on April 12, 2013. The record date for the determination of shareholders and other security holders entitled to receive rights in the distribution has not yet been set. The terms of the distribution and the securities offered are subject to change and there is no assurance that the Company will proceed with the distribution. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Tower has filed a registration statement (including a base prospectus) and intends to file a prospectus supplement with the SEC for the offering of the securities to which this communication relates. Before you invest, you should read the prospectus supplement, base prospectus and the documents incorporated by reference therein and Tower’s other filings with the SEC for more complete information about Tower and this offering. You may get these documents for free at the SEC web site at www.sec.gov. Alternatively, Tower will arrange to send you the prospectus supplement, base prospectus and/or any of the other documents filed by Tower with the SEC at your request by contacting Tower at noit.levi@towerjazz.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and  F-3, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com